UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41524

Rentokil Initial plc
(Registrant’s name)
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Director/PDMR Shareholding dated 21 April 2023

CONTAINS INSIDE INFORMATION AND THE PERSON RESPONSIBLE FOR MAKING THIS ANNOUNCEMENT IS RACHEL CANHAM, GROUP GENERAL COUNSEL, RENTOKIL INITIAL PLC.

Rentokil Initial plc (the "Company")
21 April 2023

Notification of transactions by persons discharging managerial responsibilities (PDMRs)

The Company announces that Andy Ransom, Chief Executive, has sold 1,025,000 ordinary shares in the Company which, after payment of tax, will be used to fund a property purchase.

Andy has not previously sold any of his shareholding in the Company in the 15 years since becoming a Director of the Company (save to pay income tax and National Insurance on vesting performance shares) and following this transaction, he retains a beneficial holding of over 6 million ordinary shares held directly or under his vested but unexercised Performance Share Plan and Deferred Bonus Plan awards (including those subject to a holding period).

The relevant notification set out below is provided in accordance with the requirements of Article 19 of the UK Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Ransom
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 1p each ISIN: GB00B082RF11
b)	Nature of the transaction	Sale of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		618.9835p	1,025,000
d)	Aggregated information - Aggregated volume - Total price	1,025,000 £6,344,580.88
e)	Date of the transaction	21 April 2023
f)	Place of the transaction	London Stock Exchange (XLON)

Enquiries:

Peter Russell, Head of Investor Relations	Rentokil Initial plc	+44 (0)7795 166506
Malcolm Padley, Communications Director	Rentokil Initial plc	+44 (0)7788 978199

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 April 2023	RENTOKIL INITIAL PLC
/s/ Catherine Stead
Name: Catherine Stead
Title: Company Secretary